NO ACT

RE
1-7-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF [redacted]
CORPORATION FIN[redacted]

09035378

March 6, 2009

Received SEC
MAR 0 6 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-6-09

Janet McCloud
Glaser, Weil, Fink, Jacobs & Shapiro, LLP
10250 Constellation Boulevard
Nineteenth Floor
Los Angeles, CA 90067

Re: MGM MIRAGE
Incoming letter received January 7, 2009

Dear Ms. McCloud:

This is in response to a letter we received from you on January 7, 2009 concerning the shareholder proposal submitted to MGM MIRAGE by Eric R. Gilbert. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Eric R. Gilbert

FISMA & OMB Memorandum M-07-16

March 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MGM MIRAGE
Incoming letter received January 7, 2009

The first proposal urges the board to implement a discount dining program for local residents. The second proposal nominates the proponent for membership on MGM MIRAGE's board of directors.

We note that it is unclear whether the first proposal is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent the first proposal involves a rule 14a-8 issue, there appears to be some basis for your view that MGM MIRAGE may exclude the first proposal under rule 14a-8(i)(7), as relating to MGM MIRAGE's ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if MGM MIRAGE omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which MGM MIRAGE relies.

It is unclear whether the second proposal involves only a rule 14a-8 issue, or also questions regarding nomination procedures, a matter we do not address. To the extent the second proposal involves a rule 14a-8 issue, there appears to be some basis for your view that MGM MIRAGE may exclude it under rule 14a-8(i)(8), as relating to an election to MGM MIRAGE's board of directors, and we will not recommend enforcement action to the Commission if MGM MIRAGE omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the second proposal involves a question of MGM MIRAGE's nomination procedures, rule 14a-8 would not be implicated. In reaching this position, we have not found it necessary to address the alternative basis for omission of the second proposal upon which MGM MIRAGE relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES
GLASER, WEIL, FINK, JACOBS & SHAPIRO, LLP
10250 CONSTELLATION BOULEVARD
NINETEENTH FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 553-3000
FAX (310) 556-2920

DIRECT DIAL NUMBER
(310) 282-6247
EMAIL: JMCCLOUD@GLASERWEIL.COM

January 6, 2008

MERITAS LAW FIRMS WORLDWIDE

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re: Stockholder Proposal Submitted by Eric R. Gilbert

Ladies and Gentlemen:

We are writing on behalf of our client, MGM MIRAGE, a Delaware corporation (the "Company"), to request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes the proposals (the "Proposals") submitted by Eric R. Gilbert ("Proponent") from its proxy card and other proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j), we are providing you with six copies of (1) this letter which outlines the Company's reasons for excluding the Proposals from its Proxy Materials and (2) Proponent's letter setting forth the Proposals. We are simultaneously sending a copy of this letter to Proponent as notice of the Company's intention to omit the proposal from its Proxy Materials. The Company's annual meeting of stockholders is currently expected to occur on or about May 12, 2009 and the Company expects that it will file definitive copies of its Proxy Materials with the Commission on or about April 1, 2009. We respectfully request that you advise the Company with respect to the Proposals at your earliest convenience.

Reasons for Excluding the Proposals

We believe that the Proposals may be excluded from the Company's Proxy Materials because Proponent was not eligible to submit the Proposals pursuant to Rule 14a-8(b)(1). Further, we believe that the Proposals may be excluded from the Company's Proxy Materials pursuant to Rules 14(a)-8(i)(7) and 14a-8(i)(8) because the Proposals: (i) deals with a matter relating to the Company's ordinary business operations, and (ii) relates to an election for membership on the Company's board of directors.

Discussion

I. Proponent Ineligible to Submit the Proposals, which Ineligibility Could Not be Remedied.

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. In addition, with respect to proponents who are not the "record" holders of the shares beneficially owned by such proponent, the proponent, pursuant to Rule 14a-8(b)(2) must provide proof of ownership through either (i) a written statement from the "record" holder of such shares verifying that, at the time the proponent submitted its proposal, such proponent continuously held the securities for at least a year or (ii) a copy of a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to such documents, demonstrating ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins.

Proponent submitted the Proposal on **October 23, 2008**. The deadline for submission of proposals to be included in the Proxy Materials was **December 15, 2008**.

The Proponent represented in his Proposals that the Proponent has been a holder of **400** shares of the Company's common stock as of **February 8, 2008**. As evidence of such ownership, the Proponent submitted a report from Fidelity purporting to demonstrate that the Proponent purchased the first **125** of the 400 shares on **February 8, 2008**, with the remaining 250 shares purchased periodically thereafter until September 22, 2008 (the "Fidelity Report"). Such Fidelity Report failed to include a statement from Fidelity verifying that the Proponent has continued to hold the shares from the initial date of purchase on February 8, 2008.

Irrespective of whether the Fidelity Report would otherwise meet the procedural requirements set forth in Rule 14a-8(b)(2), based on the representation from the Proponent as well as the ownership interest purported to be demonstrated in the Fidelity Report, the Proponent has been a shareholder of the Company for less than the requisite one-year period as of the date of the submission of the Proposals and as of the deadline for submission of proposals for inclusion in the Proxy Materials. Because, based on the Proponent's representations, Proponent could not meet the eligibility requirement under Rule 14a-8(b)(1), which failure, based on the facts represented by the Proponents, could not be remedied, the Company should be entitled to exclude all of the Proposals from the Proxy Materials.

Furthermore, the Proponent does not expressly request that the Company include the Proposals in the Proxy Materials.

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses Matters Relating to the Company's Ordinary Business Operations.

Although Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholder's meeting and although the Proponent has submitted two Proposals, each of the Proposals may be excluded from the Proxy Materials for the reasons set forth below.

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.

The second consideration relates to the degree to which the Proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

One of the Proposals requests that the Company take certain actions regarding the marketing and pricing strategies for its Las Vegas dining offerings (the "Discount Proposal"). Proponent requests that the Company: "implement a discount dining program for its local residents in which they would receive 25% off food and beverage at any outlet owned by [the Company]." The request set forth in the Discount Proposal fails both of the considerations set forth above.

The Discount Proposal relates to a fundamental aspect of management's ability to run the Company on a day-to-day basis; namely, the marketing and pricing strategy of the Company's food outlets. The implementation of the Company's marketing and pricing strategies for its food outlets involves many complex and sometimes competing considerations, including attracting out-of-town guests to its hotel and gaming operations. It would be inappropriate for a shareholder, solely in its capacity as a shareholder, to "micro-manage" the Company concerning the Company's pricing strategy or concerning any other ordinary business operational matters that do not relate to any significant policy issue that transcends day-to-day business matters.

When a shareholder's proposal clearly relates to the company's ordinary course of business, the Staff has consistently indicated that the proposal may be excluded pursuant to Rule 14a-8(i)(7). See Walt Disney Company, SEC No-Action Letter (November 15, 2005) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) of the Act where the shareholder requested discounts on company products and services for shareholders that owned more than 100 shares); OfficeMax Incorporated, SEC No-Action Letter (February 13, 2005) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) of the Act where the shareholder requested a task force be established to handle promotional rebates); Citigroup Inc., SEC No-Action Letter (January 10, 2003) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) of the Act where the shareholder requested free company services for shareholders that owned more than 500 shares); Chevron Corporation, SEC No-Action Letter (February 22, 1999) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) of the Act where the shareholder requested discounts on company products and services for shareholders). In addition, the Discount Proposal does not pose any of the significant social policy issues present in Johnson Controls, Inc., SEC No-Action Letter (November 14, 2002) (standards of response to AIDS and other epidemic diseases) and Johnson & Johnson, SEC No-Action Letter (February 7, 2003) (environmental racism).

For the reasons described above, we believe that the Discount Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

III. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to an Election to the Company's Board of Directors.

In addition, the Proponent's Proposal that the Proponent "would like to run as a candidate for a 2009 board of director" of the Company (the "Nomination Proposal") may also be properly omitted from the Proxy Materials because the Nomination Proposal relates to an election of the Company's 2009 board of directors (the "Board"). Under the proxy rules, a company is not required to include a shareholder's proposal that nominates himself to that company's board of directors.

Rule 14a-8(i)(8), as recently amended, permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors." In Exchange Act Release No. 34-56914 (Dec. 6, 2007), the Commission stated "Rule 14a-8(i)(8) permits exclusion of a proposal that would result in an immediate election contest (e.g., by making or opposing a director nomination for a particular meeting)."

When a shareholder's proposal clearly relates to the nomination of specific individuals for election to a company's board of directors, including the proponent himself or herself, the Staff has consistently indicated that the proposal may be excluded pursuant to Rule 14a-8(i)(8). See, Isis Pharmaceuticals, Inc., SEC No-Action Letter (May 31, 2006) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the upcoming proxy vote); Exabyte Corporation, SEC No-Action Letter (January 23, 2002) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the next election of directors); NetCurrents, Inc., SEC No-Action Letter (April 25, 2001) (permitting exclusion under Rule 14a-8(i)(8) of the Act for a shareholder proposal that nominated two specific individuals for election to the company's board of directors); Plasma-Therm, Inc., SEC No-Action Letter (March 3, 1999).

The Proposal falls squarely within Rule 14a-8(i)(8). It relates to Proponent's proposal that he be considered a candidate for membership in the Company's Board. Under Rule 14a-8(i)(8), such a proposal is not a proper shareholder proposal and may be excluded.

For the reasons described above, we believe that the Nomination Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(8) because it relates to the nomination to the Company's Board.

Conclusion

Based on the authority set forth above, we are of the opinion that (i) Proponent is not eligible to submit a proposal under Rule 14a-8(b)(1) because, as of the date of the Proposals, Proponent had not owned the Company's stock for the requisite amount of time, (ii) the Discount Proposal deals with a matter relating to the Company's ordinary business operations, and (iii) the Nomination Proposal relates to an election for membership on the Company's Board. If the Staff disagrees with our conclusion regarding excluding the Proposals from the Proxy Materials or if the Staff has any questions or desires any additional information in support of our position, we would appreciate an opportunity to confer with the Staff about this matter before it issues its Rule 14a-8(j) response. In that case, please contact me at (310) 282-6247.

Very truly yours,

Janet McCloud
of GLASER, WEIL, FINK,
JACOBS & SHAPIRO, LLP

Enclosure
cc: John M. McManus
Troy McHenry
Eric R. Gilbert

662822

RECEIVED
2009 JAN -7 AM 11:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ERIC R. GILBERT, MBA

FISMA & OMB Memorandum M-07-16

October 23, 2008

Corporate Secretary
Attn: Stockholder Communications
MGM Mirage
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

To Whom It May Concern:

I would like to run as a candidate for a 2009 board of director of MGM Mirage. The following is my information as requested.

Eric R. Gilbert
Age: 41
400 shares of common stock owned as of February 8, 2008:
Resume attached with professional experience.

In addition, I would like to have the following proposal attached for consideration of the board:

Amendment to be considered by stockholders:

Eric R. Gilbert, age 41, owner of 400 shares of MGM Stock, proposes the following amendment for the board's consideration:

MGM should implement a discount dining program for its local residents in which they would receive 25% off food and beverage at any outlet owned by the MGM Mirage. The Las Vegas Hilton has a similar program under its Hometown Hot Spot program in which local resident's are provided a sticker for their players card showing that they are entitled to this discount. When the card is presented to any outlet in the Hilton, 25% is taken off the bill including one guest.
The MGM Mirage food outlets are not attractive to locals as the prices are expensive compared to The Las Vegas Hilton or Station Casino's. In this serious recessionary environment, consumers are watching there dollars and the food outlet venues are not attractive to local residents of Las Vegas.

Having this program implemented and marketed immediately would bring in additional revenue to the MGM restaurants and lounges. In addition, what a great way for local's to experience the fine food outlets and recommend them to family and friends.

Respectfully submitted,

Eric R. Gilbert

ERIC R. GILBERT

FISMA & OMB Memorandum M-07-16

[redacted]

• SALES/MARKETING • BUSINESS ADMINISTRATION •

Sales Professional with more than 19 years of progressive sales/marketing and management experience, culminating in senior-level P&L accountability, regarding the penetration of new markets, cultivation of long-term profitable client relationships, as well as increasing sales and profit growth. Demonstrated skill and ability in delivering effective educational sales presentations to groups and individual prospects, while utilizing the latest sales/marketing techniques, involving "solutions based" selling and "consultative" relationships, to assess client needs and develop solutions.

Successful track record of achieving leading sales production with major mortgage banking institutions, in addition to establishing an extensive client base and important business and social contacts. Comprehensive knowledge of prudent business practices, with special emphasis in various areas of loan administration, financial and credit analysis. Background also encompasses business management experience, with full P&L accountability for directing and coordinating all aspects of branch operations, including staffing, strategic planning and the implementation of policies, systems & procedures and internal controls to efficiently guide operations.

Community service activist participating in various community events, including President of a 168 unit condo development with full responsibility for daily operations, financial and legal, as well as maintaining integrity of community environment.

SUMMARY OF QUALIFICATIONS:

- Diversified results-oriented experience in sales/marketing and customer service, with success in developing a client base and enhancing business volume.
- Experienced and adept with time management, needs assessment, client profile evaluation and commitment strategies.
- Aggressive sales and lending professional with consistent record of growth in both existing and new account acquisitions.
- Achieved record setting results through high-level of personal and professional integrity, relationship-building skills, and recognizing and anticipating clients needs.
- Excellent communication and interpersonal skills.
- Resourceful problem solver, with demonstrated leadership and decision-making ability.

EXPERIENCE:

WELLS FARGO BANK, LAS VEGAS, NV — **12/07 – PRESENT**
Business Sales Officer - Middle Market Division

- Sell deposit and loan products, including treasury management services to business with a minimum $2 million in annual revenues.
- Cross sell foreign exchange, merchant and payroll services, investment products, insurance and business Internet services.

Senior Mortgage Loan Consultant (10/06 - 12/07)

- Successful experience in both prime and sub-prime mortgage originations, in a tightening slow market.
- Conduct initial pre-qualification and underwriting, analyzing client's credit status, income and financial capacity.
- Developed an extensive base of approved and funded clients, as well as a strong lead referral network among realtors, builders, attorneys and non-profit organizations.
- Instrumental in starting a "diversity group" program, setting-up and conducting educational seminars for a general group of prospective clients.
- Strong involvement with community events, serving as Team Captain at company booths at local fairs and art shows, to deliver presentations and distribute marketing material.
- Achieved recognition as "Rookie-of-the-Month" in 11/06.

EXPERIENCE: (CONTINUED)

WACHOVIA MORTGAGE, FT. LAUDERDALE, FL
Mortgage Consultant 12/05 – 6/06

- Originated prime mortgage loans for the general public and bank customers, for new purchases and re-financing.
- Grew mortgage closings to more than $1.5 million monthly.
- Conceived and established a "Mortgage Day" hospitality event every Friday to attract prospective clients.
- Successfully cold-called local business organizations to increase participation and attendance.
- Cross-sold retail and small business bank products, including investments.

SUNTRUST MORTGAGE CORPORATION, WILTON MANORS, FL
Mortgage Consultant 1/05 – 8/05

- Served as consultant, mentor and advisor to clients to assess needs, develop solutions and resolve problems.
- Initiated a diversity group, targeting prospective clients.
- Developed a wide range of referral sources.
- Received "excellent" ratings on all customer surveys.
- Cross-sold retail and small business bank products, including investments.

CHASE MANHATTAN MORTGAGE, DELRAY BEACH, FL
Mortgage Consultant 7/02 – 1/05

- Structured sub-prime first and second mortgages in throughout the U.S.
- Provided debt counseling, analysis and grading of consumer credit reports, to qualify potential customers for loans.
- Successfully exceeded sales goals by more than 350% in 2003 and ranked as #5 producer companywide for sub-prime closed units in 2004.
- As Senior Representative, involved with training and mentoring Junior Representatives, regarding product knowledge, systems and procedures, sales techniques, corporate and government regulations and guidelines and compliance issues.
- Serve on management committee to input operational enhancements and resolution of problems.
- Made more than 400 new potential referral sources in a one year time span.
- Conducted exhibits at business networking and other cultural events.
- Subject of feature article and business profile in "The Express" newspaper, Ft., Lauderdale, FL in May 2002.

FLEETBOSTON FINANCIAL, BOSTON, MA
(Formerly Bank Boston) 7/88 – 7/02
Branch Manager/Certified Senior Business Specialist

- Managed all areas of day-to-day business operations for a branch of this major financial institution, including sales, service and operations.
- Organized and directed successful efforts to develop client base and enhance business volume and profitability of operations.
- Analyzed business conditions, market/industry trends, competitive influences and demographic factors to identify opportunities for business growth.
- Organized staffing plans and directed the recruitment, selection, assignment, training, development and motivation of an effective sales-oriented team.
- Cross-trained staff, regarding new banking products, including loans, leases, payroll services, deposit accounts and merchant card services.

Senior Personal Banker - Pawtucket, RI

- Sold new customer deposit products, opened consumer and commercial account, as well as cross-sold investment and mortgage services.
- Exceeded sales goals by more than 300%, becoming the top sales producer for the entire Southern Region in 1998 and 1999.
- Served as Board Member for Fleet Boston's Diversity Charitable Grant Committee.

Commercial Credit Analyst - Canton, MA

- Approved small business VISA cards, credit lines and term loans.
- Prepared credit write-ups, analyzed financial statements, utilizing FAMAS.

EDUCATION:

JOHNSON & WALES UNIVERSITY, PROVIDENCE, RI
Master of Business Administration Degree
Major: International Business GPA: 3.67

JOHNSON & WALES UNIVERSITY, PROVIDENCE, RI
Bachelor of Science Degree
Major: Accounting